

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 25, 2008

Mr. Jerald R. Hoeft
Chief Financial Officer
Mobile Area Networks, Inc.
2772 Depot Street
Sanford, Florida 32773

> **Re: Mobile Area Networks, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-KSB/A Filed on September 25, 2008**
> **File No. 333-18439**

Dear Mr. Hoeft:

We have reviewed your response letter dated September 24, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1.   As requested, please submit your August 11, 2008 response letter via EDGAR as a correspondence file.

Item 8A. Controls and Procedures

2.   Please revise management's report on internal control over financial reporting to include the following:
   - A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. See Item 308T(a)(1) of Regulation S-B;
   - A revised assessment to state that "internal control over financial reporting" (not "disclosure controls and procedures") were not effective as of December 31, 2007. See the respective definitions of "internal control

over financial reporting" and "disclosure controls and procedures" in Rule 13a-15.

- A discussion of any material weakness in your internal control over financial reporting identified by management that rendered the assessment "not effective."

3. Please revise your assessment of disclosure controls and procedures to state that they were "ineffective" as of December 31, 2007 due to the failure to file management's report on internal control over financial reporting in your original annual report on Form 10-KSB.

<u>Exhibit 31</u>

4. As requested in our letter dated July 24, 2008, please revise your 302 certifications to conform the language exactly to the guidance in Item 601(b)(31) of Regulation S-B.

5. Since each officer is signing the certification in his own personal capacity, please exclude each officer's title in the initial line of the exhibit and file a separate certification for each officer.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief